Exhibit 99.4

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN OR INTO OR FROM THE UNITED STATES, CANADA, AUSTRALIA, JAPAN OR SOUTH AFRICA

IMPERIAL TOBACCO GROUP PLC

SECTION 1

INTERIM RESULTS FOR THE SIX MONTHS ENDED

31 MARCH 2008 HIGHLIGHTS

*	Cigarette volumes	121.1bn	up	34%	(2007: 90.7bn)
*	Tobacco net revenue	£2,110m	up	39%	(2007: £1,514m)
*	Logistics distribution fees	£166m	—	—	—
*	Adjusted** profit from operations	£918m	up	38%	(2007: £663m)
*	Adjusted** earnings per share	72.4p	up	18%	(2007: 61.4p)
*	Interim dividend	24.0p	up	14%	(2007: 21.0p)
*	Profit from operations	£564m	down	14%	(2007: £658m)
*	Basic earnings per share	34.6p	down	45%	(2007: 62.4p)

Results include the contribution from Altadis since completion of the acquisition on 25 January 2008.

** Adjusted results are reported, where applicable, before amortisation of acquired intangibles, restructuring costs, retirement benefits net financing income, fair value gains and losses on derivative financial instruments in respect of commercially effective hedges and one-off acquisition accounting adjustments and related tax effects.

Please note that we have redefined our adjusted measures to exclude one-off acquisition accounting adjustments.  As a result of the Altadis acquisition, in the six months ended 31 March 2008, these reduced profit from operations by £117 million.

Altadis

*	Integration projects are being progressed prior to announcement in mid to late June 2008 and targeted operational efficiencies have been updated.
*

The Board now believes that the Group will be able to generate annual operating efficiencies of approximately euro 300 million by the end of the financial year ending 30 September 2010, rising to approximately euro 400 million by the end of the financial year ending 30 September 2012.

*	The one-off cash cost of achieving these efficiencies is estimated to be approximately euro 600 million, ahead of the euro 470 million previously estimated, reflecting the higher efficiency target.

*                                The Board also believes that annual net revenue synergies of approximately euro 60 million will be generated by the end of the financial year ending 30 September 2011.

Operational Highlights

*                                Strong performance enhanced by good contributions from Commonwealth Brands and Altadis

*                                Cigarette and fine cut tobacco share gains in key markets of USA, Germany, France and Spain, supported by a robust performance in the UK

*                                Enhanced profit delivery in the Rest of the World region through increasing volumes and improving market shares of a number of brands, including West

*                                Global volumes of Davidoff up 4 per cent; JPS volumes up 10 per cent and encouraging growth from Fortuna and Gauloises Blondes

Rights Issue

*                                Launch of fully underwritten £4.9bn rights issue (net of expenses) which has been sized to maintain an investment grade credit rating

*                                1 new share for every existing 2 shares held on 15 May 2008, at a price of  1475 pence

*                                Price represents a discount of 43.1 per cent based on 19 May closing price of 2618 pence, adjusted for the interim dividend of 24 pence

*                                Details included in separate announcement today

Summarising today’s announcement, Gareth Davis, Chief Executive, said:

“We have had a great start to the year with a strong performance from our core operations and an encouraging initial contribution from Altadis. A review of the activities of the Group as a whole has enabled us to update the targeted operational efficiencies to be generated through integration. We also expect to be able to achieve annual revenue synergies from the Group’s enhanced operating platform and brand and product portfolios.

“Operationally, we performed well in our core European markets and were very active building our presence in the USA. It is also pleasing to see the Group generating real momentum in our Rest of the World region, where we see considerable opportunities for growth. Davidoff’s international development and volume growth was another highlight, supported by a strong performance from JPS and good progress from Gauloises and Fortuna.

“Our strengthened cigarette portfolio and our world leadership in cigar, fine cut tobacco and papers, provides plenty of scope to grow and develop our business.

Combined with our focus on reducing costs and effectively managing our cash, we remain very well placed to continue to deliver long term sustainable value for our shareholders.

“I can confirm that the overall anticipated performance of the Group for the financial year ended 30 September 2008 remains in line with our expectations at the time of our March trading update.”

NOTES TO EDITORS

Imperial Tobacco Group PLC is the world’s fourth largest international tobacco company. The Group manufactures and sells a comprehensive range of cigarettes, tobaccos, rolling papers, filter tubes and cigars in over 160 countries worldwide.

ENQUIRIES

Alex Parsons, Head of Corporate Communications	+44 (0)7967 467 241

Simon Evans, Group Press Officer	+44 (0)7967 467 684

Nicola Tate, Investor Relations Manager	+44 (0)7967 467 082

John Nelson-Smith, Investor Relations Manager	+44 (0)791 939 1866

Interviews with Gareth Davis, Chief Executive, and Bob Dyrbus, Finance Director, are available in video, audio and text formats at: www.imperial-tobacco.com and www.cantos.com

High-resolution photographs are available to the media free of charge at:

www.newscast.co.uk           +44 (0)20 7608 1000

Imperial Tobacco’s 2008 Interim Results are available at: www.imperial-tobacco.com

Gareth Davis will host the following conference calls, at which there will be the opportunity for questions.

Newswires at 7:30am:

Dial in number: +44 (0)20 7806 1968 (UK)

Dial in number: +34 91 788 9937 (Spain)

Dial in number: +33 (0)1 70 99 42 97 (France)

Dial in number: +49 (0)69 5007 1317 (Germany)

Confirmation Code: 7474487

A replay of this call will be available for one week. To listen, please dial:

+44 (0)20 7806 1970

Code: 7474487#

European Media at 11:00pm:

Dial in number: +44 (0)20 7806 1968 (UK)

Dial in number: +34 91 788 9937 (Spain)

Dial in number: +33 (0)1 70 99 42 99 (France)

Dial in number: +49 (0)69 5007 1316 (Germany)

Confirmation Code: 5042413

A replay of this call will be available for one week. To listen, please dial:

+44 (0)20 7806 1970

Code: 5042413#

UK Media at 12:00pm:

Dial in number: 020 7138 0818

Confirmation Code: 7441238

A replay of this call will be available for one week. To listen, please dial:

+44 (0)20 7806 1970

Code: 7441238#

Investors at 2:00pm:

Dial in number: +44 (0)20 7138 0836 (UK)

Dial in number: +1 718 354 1172 (US)

Confirmation Code: 2410484

A replay of this call will be available for one week. To listen, please dial:

+44 (0)20 7806 1970

Code: 2410484#

HIGHLIGHTS

		6 months ended 31 March 2008		% Change	6 months ended 31 March 2007		Year ended 30 Sept 2007

*	Volumes
*	Cigarettes	121.1	bn	+34%	90.7	bn	200.3	bn
*	Cigars	1,143	m	+106%	556	m	1,300	m
*	Fine cut tobacco	11,650	tn	+3%	11,300	tn	24,450	tn

*	Revenue	£8,056	m	+38%	£5,851	m	£12,344	m
*	Profit from operations	£564	m	-14%	£658	m	£1,418	m
*	Adjusted** profit from operations	£918	m	+38%	£663	m	£1,475	m
*	Profit before tax	£326	m	-42%	£566	m	£1,237	m
*	Adjusted** profit before tax	£680	m	+22%	£557	m	£1,238	m

*	Basic earnings per share	34.6	p	-45%	62.4	p	134.3	p
*	Adjusted** earnings per share	72.4	p	+18%	61.4	p	136.7	p
*	Diluted earnings per share	34.5	p	-44%	62.1	p	133.7	p
*	Interim dividend	24.0	p	+14%	21.0	p	69.5	p

**Our half year results consolidate the Altadis results from 25 January 2008.  Management believes that reporting adjusted measures provides a better comparison of business performance and reflects the way in which the business is controlled. Accordingly, adjusted measures of profit from operations, net finance costs, profit before tax, taxation and earnings per share exclude, where applicable, amortisation of acquired intangibles, restructuring costs, retirement benefits net financing income, fair value gains and losses on derivative financial instruments in respect of commercially effective hedges and one-off acquisition accounting adjustments and related taxation effects. Reconciliations between adjusted and reported profit from operations are included within note 1 to the interim statements, adjusted and reported net finance costs in note 2, adjusted and reported taxation in note 3, and adjusted and reported earnings per share in note 5. The adjusted measures in this report are not defined terms under International Financial Reporting Standards and may not be comparable with similarly titled measures reported by other companies.

SECTION 2

CHAIRMAN AND CHIEF EXECUTIVE’S STATEMENT

“We have again delivered a strong operational and financial performance in the first half of 2008. The major highlight was the completion of the acquisition of Altadis on 25 January 2008, which has further strengthened our position as the world’s fourth largest international tobacco company.”

Good organic growth with increased sales volumes and growing market shares, a consistent focus on our cost base and the effective use of our cash have continued to create sustainable shareholder value.

Adjusted earnings per share grew by 18 per cent to 72.4 pence (2007: 61.4 pence). Basic earnings per share was 34.6 pence (2007: 62.4 pence) primarily impacted by one-off acquisition accounting adjustments, amortisation of acquired intangibles and fair value movements on derivatives.

Our 2008 half year results consolidate the Altadis results from 25 January 2008. As a result there are a number of one-off acquisition accounting adjustments that are required under IFRS. These impact our 2008 reported results but have no effect on our business operations or cash flows, and we have revised our adjusted measures to ensure our results remain easily understood and comparable to previous and future periods.

The Board has declared an interim dividend of 24.0 pence (2007: 21.0 pence), an increase of 14 per cent. This dividend will be paid on 8 August 2008 to those shareholders on the register at the close of business on 6 June 2008.  New shares issued pursuant to the Rights Issues do not rank for the interim dividend.

Altadis Acquisition

We believe the completion of the acquisition of Altadis will create significant value for shareholders. The acquisition has considerably enhanced our operating platform and scale, with an increased presence in profitable mature markets and improved opportunities in emerging markets. As well as our improved geographic profile we will benefit from stronger and more diversified brand and product portfolios.

Integration

The integration of Altadis has been a key focus since we completed the acquisition and we have been undertaking a review of the activities of the Group as a whole.  As a result, the Directors have updated the targeted operational efficiencies to be generated through the integration.

The Directors believe that the Group will be able to generate annual operating efficiencies of approximately euro 300 million by the end of the financial year ending 30 September 2010, rising to approximately euro 400 million by the end of the financial year ending 30 September 2012.   We estimate that the one-off cash cost of achieving these efficiencies will be approximately euro 600 million, ahead of the euro 470 million previously estimated, reflecting the higher efficiency target. In addition, we believe that annual revenue synergies of approximately euro 60 million in net revenue will be generated by the close of the financial year ending 30 September 2011 from our enhanced operating platform and brand and product portfolios.

We anticipate the detailed integration projects supporting the achievement of these targets will be progressed in accordance with applicable laws and regulations including those relating to consultation with works councils and employees in mid to late June 2008.

Aldeasa

We completed the sale of Altadis’ 49.95 per cent shareholding in Aldeasa to its joint venture partner Autogrill on 14 April 2008 for euro 275 million. This represents an Enterprise Value of euro 355 million, when Imperial Tobacco’s share of Aldeasa’s net debt is included.

Altadis Non-Core Asset Disposals

We have continued the programme of non-core asset disposals of euro 650 million, originally announced by Altadis in April 2007, with euro 332 million realised at the end of March 2008.

Brand Divestments

On 23 April 2008, we announced the sale of a number of fine cut and pipe tobacco brands to Philip Morris International for euro 254 million. The divestment of a small number of brands in certain European markets was a condition of the European Commission’s approval of the Altadis acquisition. This sale is also subject to the Commission’s approval.

Logista

At the time we completed the Altadis acquisition, Altadis owned approximately 59.62 per cent of Logista. Under Spanish takeover laws, we were required either to file a takeover offer for the shares in Logista which were not already owned by Altadis, or to reduce Altadis’ shareholding in Logista to less than 30 per cent within three months from the date on which we acquired control of Altadis. We launched a takeover offer for the Logista shares held by minority shareholders at a price of euro 52.50 per share. Our tender offer for the 40.38 per cent minority which we did not acquire through the Altadis acquisition ended on 6 May 2008, with 37.3 per cent accepting our offer. As a result, we will use the squeeze-out mechanism to compulsorily acquire all of the remaining Logista shares.  Once this process is complete, the Logista shares will be delisted from the Stock Exchanges in Spain.  This will result in a total cash consideration of euro 922 million.

Rights Issue

We have announced a 1 for 2 rights issue to raise £4.9 billion (net of expenses) to part fund the Altadis acquisition.  The remaining £6.4 billion will be funded by existing debt facilities.  The subscription price of 1475 pence per share represents a 33.6 per cent discount to the theoretical ex-rights price (which has been adjusted for the 24 pence per share dividend declared today).  It also represents a 43.1 per cent discount to Imperial Tobacco’s closing share price on 19 May 2008 of 2618 pence per share, which has also been adjusted for the interim dividend declared today.  The issue is fully underwritten and is sized to allow us to maintain our investment grade credit rating.

Enlarged Group Performance

Across the enlarged Imperial Tobacco Group we have delivered a number of good operational performances.

Our overall cigarette volumes were up to 121.1 billion cigarettes (2007: 90.7 billion), due to a combination of organic growth, the contribution of Commonwealth Brands and Altadis. Complementing our cigarette portfolio is our world leadership in fine cut tobacco, where our overall volumes were up to 11,650 tonnes, reflecting the contribution from Altadis and our recently launched portfolio of fine cut tobacco brands in the USA.

We increased our cigarette shares in a number of markets in Europe, particularly in France, Spain and Germany combined with a robust performance in the UK. With the acquisition of Altadis, our European cigarette footprint has been considerably extended and offers us many opportunities to grow our business.  In our Rest of the World region, we have enhanced our profits by increasing our volumes, improving market shares and continuing to focus on cost management opportunities.

Volumes of our key strategic international cigarette brand Davidoff were up by 4 per cent, despite the ongoing impact of downtrading in Taiwan, with strong growth in the Middle East and Europe. We were extremely pleased to launch Davidoff in the USA in April. We continue to build on the brand’s momentum with new market launches and brand extensions including Davidoff Black & White in Greece, Ukraine and Lebanon, and Davidoff Rich Blue in the Netherlands and New Zealand. JPS grew volumes by 10 per cent with an excellent performance in Germany. Market downtrading trends in Germany impacted West with overall volumes down by 4 per cent, but the brand made progress in Central and Eastern Europe. Gauloises Blondes made good progress in a number of markets in Europe and the Middle East, and Fortuna made gains in its major markets of Spain and France.  With our geographic footprint significantly enhanced as a result of the Altadis acquisition, we are progressing plans for a number of additional brand and market launches.

The Altadis cigar and logistics businesses are both excellent additions to the Imperial Tobacco Group. In cigar we are now the world leader, with cigars sold in more than 120 countries worldwide. We performed well in the USA in both the premium and natural wrapper sectors with Dutch Masters and Backwoods, and in Spain we grew our cigar volumes. We now have a major European tobacco logistics platform and our logistics results were in line with our expectations.

Board Changes

We were delighted to welcome Bruno Bich to the Board as a Non-Executive Director on 25 April. Bruno has been a Non-Executive Director of Altadis, S.A. since November 1999 and we will benefit from his considerable international business experience. As previously announced, Jean-Dominique Comolli will join the Imperial Tobacco Board as Non-Executive Deputy Chairman from 15 July 2008.

David Cresswell, Manufacturing Director, retired at the end of December 2007 and Anthony Alexander, Vice Chairman, retired from the Board at our Annual General Meeting in January 2008. During their long service they both contributed significantly to the success of the Company and we offer our sincere thanks to them both.

Outlook

Imperial Tobacco and Altadis are a great strategic fit. We will seek to take advantage of the organic growth opportunities that the increased operating platform and scale of the enlarged Group offers, with our enhanced cigarette portfolio and our world leadership in cigars, fine cut tobacco and papers.  Our focus on cost and efficiency will continue throughout the enlarged Group, all of which we believe will create sustainable shareholder value.

Iain Napier	Gareth Davis
Chairman	Chief Executive

SECTION 3

GROUP FINANCIAL PERFORMANCE

Segmental Reporting

Prior to the acquisition of Altadis on 25 January 2008, the Group undertook a single principal activity, being the manufacturing, marketing and sales of tobacco and tobacco-related products. Following the acquisition of Altadis, the enlarged Imperial Tobacco Group has two main business activities, Tobacco and Logistics, which have been used as the basis of the segmental reporting below.

The Tobacco segment comprises the manufacturing, marketing and sale of tobacco and tobacco-related products including sales to, but not by, the Logistics segment. The Logistics segment comprises the distribution of tobacco products for Altadis, Imperial Tobacco and other tobacco manufacturers, as well as a wide range of non-tobacco products and services.

To aid understanding of our 2008 half year results we have also provided details of the contribution of the standalone Imperial Tobacco and Altadis businesses, as well as a geographic breakdown of the existing Imperial Tobacco business and a divisional breakdown for Altadis.

Enlarged Group Performance

To 31 March 2008

	Revenue 6 months ended 31 March 2008		Revenue 6 months ended 31 March 2007

Tobacco	£6,920	m	£5,851	m
Logistics	£1,357	m	—
Eliminations	£(221	)m	—
Group total	£8,056	m	£5,851	m

	Profit from operations 6 months ended 31 March 2008		Profit from operations 6 months ended 31 March 2007

Tobacco	£623	m	£658	m
Logistics	£13	m	—
Eliminations	£(72	)m	—
Group total	£564	m	£658	m

	Adjusted profit from operations 6 months ended 31 March 2008		Adjusted profit from operations 6 months ended 31 March 2007

Tobacco	£887	m	£663	m
Logistics	£34	m	—
Eliminations	£(3	)m	—
Group total	£918	m	£663	m

	Adjusted profit from operations 6 months ended 31 March 2008		Adjusted profit from operations 6 months ended 31 March 2007

Imperial	£778	m	£663	m
Altadis	£140	m	—
Group total	£918	m	£663	m

Results have benefited from the contribution of Commonwealth Brands in the USA from 2 April 2007 and the consolidation of Altadis from 25 January 2008. This financial performance also reflects growing volumes and good operational performances across the enlarged Imperial Tobacco Group.

Profit from Operations

	6 months ended 31 March 2008		6 months ended 31 March 2007		Year ended 30 Sept 2007

Adjusted profit from operations	£918	m	£663	m	£1,475	m
Acquisition accounting adjustments	£(117	)m	—		—
Amortisation of acquired intangibles	£(96	)m	—		£(23	)m
Fair value movements on derivatives	£(141	)m	£(5	)m	£(34	)m
Profit from operations	£564	m	£658	m	£1,418	m

Acquisition Accounting Adjustments

There are a number of acquisition accounting adjustments required under IFRS which have affected reported profit from operations. The most significant of these are one-off adjustments related to the fair value of stocks held by Altadis at the date of the acquisition, which reduced our reported profit from operations by £89 million in the first half of the year.

Prior to the acquisition of Altadis, Imperial Tobacco sold products to Altadis, principally to the Altadis logistics business for distribution in France, Spain, Italy and Portugal and recognised profit at the time of sale to Altadis. Following the acquisition, the enlarged Group recognises these profits when the products are sold out of the enlarged Group. There are similar, although smaller, effects where Imperial Tobacco distributed goods on behalf of Altadis prior to acquisition. Together they have affected reported profit from operations recognised in the half year to 31 March 2008 by a further £28 million.

Acquired Intangibles Amortisation and Derivative Financial Instruments

Reported profit from operations in the half year also included acquired intangible amortisation costs of £96 million related to the Altadis and Commonwealth Brands acquisitions.  There were fair value losses of £141 million on derivative financial instruments, used to hedge our net investment in overseas operations.

Tobacco

	6 months ended 31 March 2008		6 months ended 31 March 2007		Year ended 30 Sept 2007

Volumes
Cigarette (bn)	121.1		90.7		200.3
Cigar (mn)	1,143		556		1,300
Fine cut tobacco (tonnes)	11,650		11,300		24,450

Revenue	£6,920	m	£5,851	m	£12,344	m
Net revenue	£2,110	m	£1,514	m	£3,280	m
Profit from operations	£623	m	£658	m	£1,418	m
Adjusted profit from operations	£887	m	£663	m	£1,475	m
Adjusted operating margin	42.0%		43.8%		45.0%

Logistics

	6 months ended 31 March 2008		6 months ended 31 March 2007	Year ended 30 Sept 2007

Revenue	£1,357	m	—	—
Distribution fees	£166	m	—	—
Profit from operations	£13	m	—	—
Adjusted profit from operations	£34	m	—	—
Adjusted distribution margin	20.5%		—	—

Imperial Tobacco Regional Results (excluding Altadis)

for the 6 months ended 31 March

	Net revenue 2008	Net revenue 2007	Adjusted Profit from Operations 2008	Adjusted Profit from Operations 2007
	£m	£m	£m	£m

UK	429	442	285	279
Germany	261	255	120	117
Rest of Western Europe	307	286	153	142
USA(1)	108	7	54	1
Rest of the World	620	524	166	124
Total	1,725	1,514	778	663

(1) Includes consolidation of Commonwealth Brands from 2 April 2007.

	Cigarette volumes 2008	Cigarette volumes 2007	Fine cut tobacco volumes 2008	Fine cut tobacco volumes 2007
	bn	bn	tonnes	tonnes

UK	10.8	11.7	1,150	1,100
Germany	9.5	9.9	2,050	2,250
Rest of Western Europe	8.5	8.4	6,200	6,800
USA (1)	6.4	—	150	—
Rest of the World	64.2	60.7	1,550	1,150
Total	99.4	90.7	11,100	11,300

(1) Includes consolidation of Commonwealth Brands from 2 April 2007.

In the UK, net revenue was down to £429 million reflecting the initial impact of public smoking bans on volumes as well as the related effects on our vending operations.  Adjusted profit from operations was up to £285 million as a result of a manufacturer’s price increase and reduced costs.

In Germany, net revenue was £261 million, with adjusted profit from operations up at £120 million. Results benefited from euro exchange rates, our growing cigarette and fine cut tobacco market shares and manufacturer’s price increases, which have offset total market declines.

In the Rest of Western Europe, net revenue was £307 million with adjusted profit from operations up to £153 million. Profits have increased as a result of euro exchange benefits, growth in our cigarette market shares and pricing improvements, but were impacted by lower travel retail sales.

In the USA, net revenue was £108 million with adjusted profit from operations up to £54 million, enhanced by the contribution of Commonwealth Brands. This financial performance is a result of market share gains and the benefits of a trade price increase in October 2007, which have offset cigarette market declines.

In the Rest of the World, net revenue was up to £620 million and adjusted profit from operations grew to £166 million. This excellent performance reflects our growing cigarette volumes across the region and a number of good brand performances.

Altadis Divisional Results

From 25 January to 31 March 2008

	Cigarette and Cigar Volumes		Fine Cut Tobacco Volumes	Net Revenue	Distribution Fees	Adjusted Profit from Operations
			tonnes	£m	£m	£m

Cigarette	21.7	bn	550	270		94
Cigar	577	m		115		28
Logistics					166	34
Other						(13)
Eliminations						(3)
Total						140

In cigarette, these results reflect market share gains as well as pricing improvements in Spain and France, while in cigar we performed well in the USA, against challenging market conditions.

The Logistics business performed in line with our expectations, but was slightly down year-on-year, mainly as a result of a lower Spanish price increase in the first quarter of the 2008 calendar year compared to 2007.  This was partly offset by the transport division, which continued to perform well.

Other Financial Information

Net Finance Costs

Adjusted net finance costs were £238 million. Adjusted interest cover, defined as adjusted profit from operations divided by adjusted net finance costs, was 3.9 times (2007: 6.3 times). Reported net finance costs of £238 million (2007: £92 million) include retirement benefit net finance income of £25 million (2007: £27 million) and fair value losses on interest rate derivatives of £25 million (2007: £13 million). Reported and adjusted net finance costs in the first half of 2008 include £93 million related to the acquisition of Altadis.

Profit Before Tax

Adjusted profit before tax was £680 million (2007: £557 million). Reported profit before tax was £326 million (2007: £566 million).

Taxation

The adjusted tax charge for the half year was £180 million (2007: £139 million) representing an adjusted effective tax rate of 26.5 per cent (2007: 25 per cent).  The increase in the adjusted effective tax rate is due to the higher rates of tax applying to Altadis.  The reported tax charge was £86 million (2007: £141 million).

Earnings per Share and Dividends

Adjusted earnings per share increased by 11 pence to 72.4 pence.  Basic earnings per share was 34.6 pence (2007: 62.4 pence), primarily impacted by one-off acquisition accounting adjustments, amortisation of acquired intangibles and fair value movements on derivatives.  We have declared an increase of 14 per cent in the interim dividend to 24.0 pence per share (2007: 21.0 pence) payable on 8 August 2008 to those shareholders on the register at close of business on 6 June 2008.  New shares issued pursuant to the rights issue do not rank for the interim dividend.

Net Debt and Cash

At 31 March 2008, our reported net debt had increased to £17.1 billion (2007: £4.2 billion). Eliminating accrued interest, the fair value of interest rate derivatives and finance lease liabilities, our adjusted net debt was £17.0 billion (2007: £4.1 billion). The increase in adjusted net debt was due to additional borrowings to finance the Commonwealth and Altadis acquisitions and the strengthening of the euro. Our cash conversion was 21 per cent (2007: 54 per cent), lower than our target, largely due to the lower than usual level of Altadis net debt at the acquisition date.  The nature of the Logistics business results in significant changes in net debt levels during the course of a month.  Excluding the impact of the normalisation of the Altadis net debt post acquisition, our conversion rate would have been comparable to 2007.  In the second half of our current financial year, our net debt will reduce as a result of the rights issue, the sale of Aldeasa, brand divestments and further non-core asset disposals partly offset by the acquisition of the Logista minorities.

Foreign Exchange

Adjusted profit from operations was increased by £31 million primarily as a result of the stronger euro.  This was partially offset by an adverse impact on adjusted net finance costs of £6 million.

Acquisitions and Non-Core Asset Disposals

On 25 January 2008, we completed the acquisition of Altadis for a total cash consideration of euro 50 per share representing an Enterprise Value for Altadis of euro 15.2 billion (£11.3 billion as of 25 January 2008), taking into account Altadis’ net debt and the interests of minority shareholders at that date.

On 10 March 2008, we agreed to dispose of Altadis’ 49.95 per cent shareholding in Aldeasa S.A. to Autogrill S.A. for a total cash consideration of euro 275 million, which was completed on 14 April 2008.

Continuing the programme of non-core asset disposals of euro 650 million originally announced by Altadis in April 2007, euro 332 million had been realised as at 31 March 2008. This includes the sale of Logista’s stake in Iberia for euro 220 million. The remaining assets are mostly surplus properties and we expect the majority of these disposals to be completed by the end of our 2009 financial year.

We agreed the sale of a number of fine cut and pipe tobacco brands to Philip Morris International for euro 254 million on 23 April 2008. The sale is subject to the approval of the European Commission and is expected to complete in the second half of the year.

Logista

Our tender for the 40.38 per cent Logista minority which we did not acquire through the Altadis acquisition ended on 6 May 2008, with 37.3 per cent accepting our offer.  We will use the squeeze-out mechanism to compulsorily acquire all of the remaining Logista shares. This will result in a total cash consideration of euro 922 million.

UK: We have delivered a number of good brand performances in the first half of 2008.

Market Dynamics

	2008		2007

Market size: cigarettes (annualised) (1)	45.2	bn	48.2	bn
Market size: fine cut tobacco (annualised) (1)	3,550	tn	3,350	tn

Performance Highlights
	2008		2007

Cigarette market share (1)	46.1%		46.4%
Fine cut tobacco market share (1)	62.2%		64.0%

(1) Imperial Tobacco estimates

Market Dynamics

We estimate that the annualised overall duty paid cigarette market was down by 6 per cent to 45.2 billion (2007: 48.2 billion). This decline reflects normal market trends and the impact of the introduction of comprehensive bans on smoking in public places in England, Wales and Northern Ireland in 2007 and in Scotland in 2006. We currently estimate the impact of these bans to be around 4 per cent and, as with our experiences in other markets, we expect this impact to diminish further over time. We increased our cigarette prices by an average of 11 pence per pack in January and in the March 2008 Budget the Chancellor increased excise duty by 11 pence per pack. Downtrading both within cigarette and into and within fine cut tobacco continued, partly fuelled by competitor launches. The annualised fine cut tobacco market grew by 6 per cent to 3,550 tonnes (2007: 3,350 tonnes).

Our Performance

Lambert & Butler was broadly stable at 16.6 per cent (2007: 16.7 per cent), Richmond was up to 15.9 per cent (2007: 15.5 per cent), and Windsor Blue increased market share to 2.8 per cent. Despite this good performance from our market leading value brands, our premium portfolio was impacted by downtrading and our cigarette market share dipped to 46.1 per cent (2007: 46.4 per cent). In fine cut tobacco, our market share declined to 62.2 per cent (2007: 64.0 per cent) as a result of pressure on Golden Virginia. However, we have been pleased with the performance of Gold Leaf, launched in the value segment in June 2007, which has continued to grow, capturing 2.0 per cent of the fine cut tobacco sector.

Germany: Our cigarette market share continued to grow in Germany as a result of further strong gains from JPS.

Market Dynamics

	2008		2007

Market size: cigarettes (annualised) (1)	85.3	bn	90.0	bn
Market size: other tobacco products (as cigarette equivalents)(annualised) (1)	34.1	bn	35.6	bn

Performance Highlights

	2008 Enlarged Group	2008 Altadis	2008 Imperial Tobacco	2007 Imperial Tobacco

Cigarette market share (1)	27.5%	5.7%	21.8%	21.2%
Other tobacco products market share (1)	20.3%	0.7%	19.6%	18.9%

(1) Imperial Tobacco estimates.

Market Dynamics

We estimate that the annualised duty paid cigarette market was down by 5 per cent to 85.3 billion cigarettes as a result of the continuing impact of successive tax increases which have fuelled cross border flows into Germany.  Downtrading within cigarette continued with growth in the low price branded cigarette sector, which now accounts for 23 per cent of the total cigarette market (2007: 17.9 per cent). We estimate that the annualised other tobacco products market was down by 4 per cent to 34.1 billion cigarette equivalents. We increased our prices across certain product ranges in October and December 2007 and in January 2008.

Our Performance

Enhancing our number two position in the market, our cigarette market share increased to 27.5 per cent with another excellent performance from JPS, up to 7.7 per cent (2007: 6.0 per cent). We continue to invest in the development of this key brand and in recent months we have launched a number of additional JPS brand variants. In October 2007, we launched Route 66 with encouraging success to date. West continued to be impacted by downtrading with market share down to 6.5 per cent (2007: 7.4 per cent). Despite market trends, Gauloises Blondes performed robustly with market share broadly stable at 5.5 per cent. In other tobacco products we grew our market share to 20.3 per cent (2007: 18.9 per cent), with our share of the Single Tobacco make your own segment up to 38.7 per cent.

Rest of Western Europe: Our European footprint has been enhanced as a result of the Altadis acquisition and we continued to grow our cigarette shares in a number of markets in the region.

Regional Overview

	2008		2007

Regional size: cigarette (annualised) (1)	315.9	bn	320.0	bn
Regional size: fine cut tobacco (annualised) (1)	30,750	tn	30,950	tn

(1) Imperial Tobacco estimates: we have restated our 2007 cigarette and fine cut tobacco regional volumes to include Switzerland and to reflect adjustments in Spain.

Cigarette market shares (1)

	2008 Enlarged Group	2008 Altadis	2008 Imperial Tobacco	2007 Imperial Tobacco

Belgium	16.8%	6.1%	10.7%	10.1%
France	29.3%	24.9%	4.4%	3.9%
Greece	10.1%	0.5%	9.6%	8.2%
Ireland	26.6%	—	26.6%	26.6%
Italy	2.8%	1.6%	1.2%	1.3%
Netherlands	13.2%	2.0%	11.2%	10.5%
Spain	37.5%	32.3%	5.2%	5.5	%(2)

(1) Imperial Tobacco estimates.

(2) We have restated our 2007 Spanish cigarette market share due to a change in calculation basis.

Fine cut tobacco market shares (1)

	2008 Enlarged Group		2008 Altadis	2008 Imperial Tobacco	2007 Imperial Tobacco

Belgium	14.7%		3.2%	11.5%	10.8%
France	27.3	%(3)	15.5%	25.7%	27.0%
Greece	37.4%		—	37.4%	39.0%
Ireland	64.0%		—	64.0%	66.7%
Italy	49.5%		3.2%	46.3%	50.6%
Netherlands	50.7%		0.2%	50.5%	50.4	%(2)
Spain	55.2%		5.4%	49.8%	56.5%

(1) Imperial Tobacco estimates

(2) We have restated our 2007 Netherlands fine cut tobacco market share due to a change in calculation basis by A C Nielsen.

(3) Our 2008 fine cut tobacco market share in France excludes 13.9% of Interval.

Regional Dynamics

We estimate that the regional cigarette market was down 1 per cent to 315.9 billion cigarettes. In Spain, we estimate the annualised cigarette market was broadly stable at 85.0 billion cigarettes.  In France, we estimate a market of 51.8 billion cigarettes, down 4 per cent, mainly as a result of the public smoking ban coming into full effect on 1 January 2008.  The regional pricing environment has continued to improve with price increases in Spain and Italy in the first half of the year. We estimate the regional fine cut tobacco market was broadly stable at 30,750 tonnes.

Cigarette Performance Highlights

Our European footprint has been enhanced as a result of the Altadis acquisition. We are market leader in Spain and grew our cigarette market share to 37.5 per cent with Fortuna, Nobel and Ducados Rubio all growing volumes. In France, we hold the number two position and increased our cigarette market share to 29.3 per cent with gains in JPS, Gauloises Blondes and Fortuna. JPS again performed well in the Netherlands, with our total market share up at 13.2 per cent and in Greece, the continued success of Davidoff grew our cigarette share to 10.1 per cent. In Belgium, JPS, Fortuna and Route 66 all contributed to our market share growth to 16.8 per cent.

Fine Cut Tobacco Performance Highlights

An increasingly competitive fine cut tobacco market and lower travel retail sales have impacted our regional volumes. In France, following the agreed divestment of a number of fine cut tobacco brands including Interval to Philip Morris International, we will remain market leader with our brands including Gauloises, Drum, Golden Virginia and JPS.  Our market share excluding Interval was 27.3 per cent.  We are also market leaders in Spain with a 55.2 per cent market share.  In the Netherlands, the largest fine cut tobacco market in the region, our overall market share was up to 50.7 per cent, with growth in Zilver and Evergreen in the value segment. Complementing this success we launched Drum Economy in the economy segment in February with encouraging results to date. In Belgium, a good performance from Bastos increased our domestic fine cut tobacco market share to 14.7 per cent, while in Italy Peter Stuyvesant has continued to build momentum, growing its market share to 3.6 per cent, with our total share at 49.5 per cent.

USA: We grew our cigarette market share and have launched our own fine cut tobacco and cigarette brands following the acquisition of Commonwealth Brands in 2007.

Market Dynamics

	2008		2007

Market size: cigarettes (annualised) (1)	357.2	bn	376.0	bn
Market size: fine cut tobacco (annualised) (1) (2)	8,700	tn	7,750	tn

Performance Highlights
Cigarette market share (1)	4.2%		—
Fine cut tobacco market share (1)	3.4%		—

(1) FY07 Maxwell Report and Imperial Tobacco estimates

(2) USA fine cut tobacco volumes have been restated to exclude pipe tobacco.

Market Dynamics

We estimate that the overall cigarette market was down by 5 per cent as a result of the reversal of the impact of a trade stock build up in late 2006, with the discount sector accounting for 27.6 per cent. The fine cut tobacco market grew

12 per cent to 8,700 tonnes. In October 2007, we implemented a trade price increase of US$0.70 per carton on all our cigarette brands. Our Master Settlement Agreement application was approved in November 2007 by the National Association of Attorneys General.

Our Performance

Our cigarette market share grew to 4.2 per cent of the total cigarette market and 13.5 per cent of the discount sector as a result of strong performances from USA Gold and Sonoma. We have recently launched our key international strategic brand Davidoff. In fine cut tobacco, we grew our market share to 3.4 per cent overall and this was up to 4.0 per cent in March.  We have introduced Premier into almost all states and, following our acquisition of the Bali Shag and McLintock fine cut tobacco brands in July 2007, the brands have been redesigned and relaunched. Complementing our growing USA operations, we agreed to acquire Lignum 2 Inc, a small private tobacco company, for US$22 million. Lignum 2 is a subsequent participating manufacturer of the Master Settlement Agreement. The company’s main brand is Rave which is positioned in the deep discount sector and sold as cigarettes and fine cut tobacco, with 3.4 per cent of the fine cut tobacco market.

Rest of the World: We delivered good organic growth in our Rest of the World region.  With the acquisition of Altadis we have entered new markets and enhanced our position in a number of our existing markets.

Cigarette market shares (1)

	2008 Enlarged Group	2008 Altadis	2008 Imperial Tobacco	2007 Imperial Tobacco

Australia	16.8%	—	16.8%	17.5%
Austria	16.5%	7.3%	9.2%	7.3%
Czech Republic	11.5%	0.3%	11.2%	11.9%
Finland	20.1%	20.1%	—	—
Ivory Coast	85.4%	—	85.4%	83.7%
Lebanon	22.0%	18.7%	3.3%	3.4%
Morocco	88.0%	88.0%	—	—
New Zealand	17.9%	—	17.9%	17.1%
Poland	25.7%	8.1%	17.6%	16.6%
Russia	11.2%	5.8%	5.4%	5.6%
Saudi Arabia	8.2%	0.4%	7.8%	6.8%
Taiwan	10.0%	—	10.0%	12.7%
Turkey	3.0%	—	3.0%	2.3%
Ukraine	21.5%	0.1%	21.4%	20.3%

(1) Imperial Tobacco estimates.

Regional Overview

Our Rest of the World region is a key area of potential growth and we have continued to develop both our market presence and our brands in this region. With the Altadis acquisition, new markets include Morocco, Finland and Argentina with enhanced positions in Russia, Poland, Austria, Lebanon and United Arab Emirates.

Our Performance: Central Europe

We delivered good organic growth in Central Europe. In Poland, the largest market in the region, positive developments for Route 66 and West grew market share to 25.7 per cent, and we improved the profitability of our premium and mid-priced brands with a manufacturer’s price increase. In the Czech Republic, although cigarette volumes were impacted by industry stock building ahead of a tax increase, we delivered growth in our fine cut tobacco market share. In Hungary, our fine cut tobacco product portfolio has grown rapidly with our market share up to 37.3 per cent. In Austria, we have a strong presence, with our cigarette market share increasing to 16.5 per cent.

Our Performance: Eastern Europe

We grew our organic volumes by 11 per cent in Eastern Europe, with Davidoff growing by 44 per cent across the region as a whole.  A good performance in the Ukraine from Davidoff, West, Classic and Prima increased our market share to 21.5 per cent. In Russia volumes were impacted by trade stock adjustments although our combined cigarette share was broadly stable at over 11 per cent. Strong growth in West increased overall market share in Turkey to 3.0 per cent.

Our Performance: Africa and the Middle East

In Africa, organic volumes were up 8 per cent with Fine volumes up by 20 per cent with particularly good results in the Ivory Coast and Chad. In Morocco, where we are market leaders, Marquise delivered a strong performance. We also increased our market shares in a number of markets in Western and Central Africa including Burkina Faso and Senegal. In the Middle East organic volumes grew by 11 per cent.  From a brand perspective Davidoff grew volumes by 17 per cent and Gauloises Blondes and Gitanes performed well.

Our Performance: Asia

In Taiwan, our market share was down to 10.0 per cent as a result of increased competition and downtrading. We are looking at a number of portfolio initiatives to help address this decline and the opening of our new factory this year will enhance our profitability and reduce capital employed.

In Vietnam, we are delighted to have signed a Joint Venture for the manufacture and sale of cigarettes with the Vietnam National Tobacco Corporation and Da Nang Province.

Following discussions with Philip Morris International, we have agreed to terminate the Asia framework agreement for the manufacture, sale and distribution of certain Altadis brands in the region and are exploring other joint development opportunities in these markets.

Our Performance: Australasia

In Australia, our cigarette market share was down to 16.8 per cent as a result of increased competition. In New Zealand, we grew market share to 17.9 per cent with John Brandon performing well.

Cigar Performance Overview: Complementing our strong cigarette portfolio is our world leadership in cigars.

Cigar Overview

With the acquisition of Altadis, we have become world leaders in cigar, with cigars sold in more than 120 countries worldwide. We hold around a quarter of the global market and have the leading position in the high value premium cigar sector.

We are the market leader in France and Spain and are number one in the large cigar segment in the USA. Our key premium brands include Montecristo and Cohiba, supported by a number of mass market brands such as Backwoods, Dutch Masters and Phillies in the USA, Farias and Vegafina in Spain and Fleur de Savane in France.

In 2000, Altadis acquired a 50 per cent interest in Corporacion Habanos and is the only company to offer a portfolio of prestigious Cuban cigars.

Our strategic focus remains on profitability and innovation enabling us to adapt to changing cigar market trends.

Our Performance

In the USA, against a challenging background of increasing restrictions on smoking in public places, economic slowdown and a trend towards smaller cigars, we performed well in both the premium and natural wrapper segments with brands including Dutch Masters, Backwoods, Montecristo, Romeo y Julieta and H. Upmann. A number of initiatives commenced in April last year, including increased promotional activity, the introduction of new cigarillo variants and packaging changes, have continued to produce positive results.

In Spain, the cigar market continued to grow confirming the recovery seen in 2007 and we grew our sales by 5 per cent with increases in the mini cigar category.  A number of launches of new variants in the mini cigar category have delivered good results for our main brands Farias and Vegafina.

In France, cigar volumes declined in the second quarter to 31 March 2008, as a result of the public smoking ban in France coming into full effect on 1 January 2008. Increased investment and distribution for Ninas and Havanitos has improved performance. Fleur de Savane also delivered positive results following a successful new launch in the mini cigar category.

In Cuba, we have agreed to continue and enhance the Habanos collaboration with our partner, Cubatabaco.

Manufacturing: The Altadis acquisition has significantly enhanced our global manufacturing portfolio.  We remain focused on continuing to deliver performance improvements without compromising on quality.

Imperial Tobacco Manufacturing Highlights

Our ongoing simplification and standardisation strategy has again delivered good results across the existing Imperial Tobacco manufacturing portfolio. We increased our productivity by 2 per cent and reduced our overall unit costs, with our fine cut tobacco unit costs down by 9 per cent. We have further simplified our blends and ingredients, with blends down by 13 per cent.

Construction of our factory in Taiwan continues to progress well, with the factory planned to be fully operational by the end of our current financial year.  As well as enabling us to further develop our presence in Asia, the new factory will enhance our profitability and reduce capital employed.

Logistics Performance Overview: With the acquisition of Altadis, we have a major tobacco logistics platform in Europe.

Logistics Overview

Our European logistics business has key market positions in Spain, France, Italy, Morocco and Portugal. Tobacco distribution accounts for around half of operations with other logistical activities including transport services, tobacco-related products and pharmaceutical, promotional and publishing logistics making up the balance of sales.

Our Performance

Tobacco Logistics

The two main performance drivers in tobacco logistics are pricing and market volumes. In the first quarter of calendar 2008, results in tobacco logistics were down slightly due to a lower Spanish cigarette price increase in the first quarter of calendar 2008, compared to 2007. Tobacco volumes grew in Spain mainly due to a weaker 2007 compared to 2008, and also in Morocco because of increased controls on illegal cross border trade. These increases were offset by reduced tobacco market volumes in France, following further public smoking restrictions and normal market volume decline trends in Italy.

Non-Tobacco Logistics Operations

Many of the market trends from 2007 have continued. The transport division continued to progress well, growing sales and improving profits. Wholesale activity in France has been impacted by increased competition and market weakness in the telephone card sector due to e-recharge telephone sales. We are continuing to explore new distribution opportunities in our pharmaceutical logistic operations.

Logista announced their results for their first quarter ended 31 March 2008 on 8 May and these are available on their website www.logista.es

Principal Risks and Uncertainties

A detailed assessment of strategic risks is undertaken by management and is embedded into our corporate planning process.  Management in each area of the business is required to formally review their principal areas of risks and uncertainty so that major risks are reviewed at all levels across the business.

The principal risks and uncertainties facing the Group for the remaining six months of the year are outlined in the Prospectus relating to the Rights Issue dated 20 May 2008.  Our process for managing those risks is consistent with our approach outlined in our 2007 Annual Report.  Both documents are available on our website: www.imperial-tobacco.com or by writing to our registered office at PO Box 244, Upton Road, Bristol BS99 7UJ.

The Group’s principal risks and uncertainties include the same general risks and uncertainties which apply to any other business.  For example, political stability in the countries in which we operate and source our raw materials, the impact of natural disasters and changes in general economic conditions including currency and interest rate fluctuations, changes in taxation legislation and the impact of competition.  Other risks and uncertainties that are specific to, and may impact on, our business include regulation, excise duty, key market and customer dependency, litigation, the acquisition and integration of Altadis and competition law.

The acquisition of Altadis S.A. completed on 25 January 2008.  Part II of the prospectus relating to the Rights Issue dated 20 May 2008, outlines in detail a number of risk factors, including risk factors relating to the acquisition and integration of Altadis.  This document is available on our website: www.imperial-tobacco.com or by writing to our registered office at PO Box 244, Upton Road, Bristol BS99 7UJ

As consistently reported in our Annual Reports from 2003 to 2007, the Office of Fair Trading (OFT) has been conducting an ongoing investigation into the retail pricing of tobacco products in the UK. On 25 April 2008, the OFT announced that it has issued a Statement of Objections (SO) to certain tobacco manufacturers and retailers, including Imperial Tobacco Limited. In the SO, the OFT explained for the first time the details it considers are relevant to the alleged infringement of competition law. We are reviewing the SO in detail and will provide our response to the OFT in due course.

Statement of Directors’ Responsibilities

The Directors confirm that this condensed set of financial statements has been prepared in accordance with IAS 34 as adopted by the European Union, and that the interim management report herein includes a fair review of the information required by Disclosure and Transparency Rules 4.2.7 and 4.2.8.

The Directors of Imperial Tobacco Group are listed in the Imperial Tobacco Annual Report for 2007, with the following changes in the period: David Cresswell retired on 31 December 2007 and Anthony Alexander retired on 29 January 2008.  Jean-Dominique Comolli will join the Imperial Tobacco Board as Non-Executive Deputy Chairman from 15 July 2008.  On 25 April 2008, Bruno Bich was appointed as a Non-Executive Director.  A list of current Directors is available on the Imperial Tobacco website: www.imperial-tobacco.com

By order of the Board

Gareth Davis	Robert Dyrbus
Chief Executive	Finance Director

SECTION 4

CAUTIONARY STATEMENT

All statements, other than statements of historical fact, included herein, are, or may be deemed to be, forward-looking statements within the meaning of section 21E of the Securities Exchange Act 1934, as amended.  For a discussion of important factors that could cause actual results to differ materially from those discussed in such forward-looking statements please refer to Imperial Tobacco’s annual report on

Form 20-F for the fiscal year ended 30 September 2007, filed with the United States Securities and Exchange Commission on 30 November 2007.

SECTION 5

INDEPENDENT REVIEW REPORT TO IMPERIAL TOBACCO GROUP PLC

Introduction

We have been engaged by the company to review the condensed set of financial statements in the half-yearly financial report for the six months ended 31 March 2008, which comprises the consolidated income statement, consolidated balance sheet, consolidated statement of recognised income and expense, consolidated cash flow statement and related notes. We have read the other information contained in the half-yearly financial report and considered whether it contains any apparent misstatements or material inconsistencies with the information in the condensed set of financial statements.

Directors’ responsibilities

The half-yearly financial report is the responsibility of, and has been approved by, the directors. The directors are responsible for preparing the half-yearly financial report in accordance with the Disclosure and Transparency Rules of the United Kingdom’s Financial Services Authority.

As disclosed in the Accounting policies section, the annual financial statements of the group are prepared in accordance with IFRSs as adopted by the European Union. The condensed set of financial statements included in this half-yearly financial report has been prepared in accordance with International Accounting Standard 34, “Interim Financial Reporting”, as adopted by the European Union.

Our responsibility

Our responsibility is to express to the company a conclusion on the condensed set of financial statements in the half-yearly financial report based on our review. This report, including the conclusion, has been prepared for and only for the company for the purpose of the Disclosure and Transparency Rules of the Financial Services Authority and for no other purpose. We do not, in producing this report, accept or assume responsibility for any other purpose or to any other person to whom this report is shown or into whose hands it may come save where expressly agreed by our prior consent in writing.

Scope of review

We conducted our review in accordance with International Standard on Review Engagements (UK and Ireland) 2410, ‘Review of Interim Financial Information

Performed by the Independent Auditor of the Entity’ issued by the Auditing Practices Board for use in the United Kingdom. A review of interim financial information consists of making enquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing (UK and Ireland) and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Review conclusion

Based on our review, nothing has come to our attention that causes us to believe that the condensed set of financial statements in the half-yearly financial report for the six months ended 31 March 2008 is not prepared, in all material respects, in accordance with International Accounting Standard 34 as adopted by the European Union and the Disclosure and Transparency Rules of the United Kingdom’s Financial Services Authority.

PricewaterhouseCoopers LLP
Chartered Accountants
Bristol
20 May 2008

Notes

(a) The maintenance and integrity of the Imperial Tobacco Group PLC website is the responsibility of the directors; the work carried out by the auditors does not involve consideration of these matters and, accordingly, the auditors accept no responsibility for any changes that may have occurred to the financial statements since they were initially presented on the website.

(b) Legislation in the United Kingdom governing the preparation and dissemination of financial statements may differ from legislation in other jurisdictions.

SECTION 6

CONSOLIDATED INCOME STATEMENT

for the six months ended 31 March 2008

6 months ended 31 March 2008	6 months ended 31 March 2007	Year ended 30 Sept 2007
£m	£m	£m
Revenue	8,056	5,851	12,344
Duty and similar items	(4,810)	(4,337)	(9,064)
Other cost of sales	(1,772)	(455)	(990)
Cost of sales	(6,582)	(4,792)	(10,054)

Gross profit	1,474	1,059	2,290
Distribution, advertising and selling costs	(533)	(313)	(659)
Administrative expenses	(377)	(88)	(213)
Profit from operations	564	658	1,418

Adjusted profit from operations	918	663	1,475
Amortisation of acquired intangibles	(96)	—	(23)
Fair value gains and losses on derivative financial instruments	(141)	(5)	(34)
Acquisition accounting adjustments	(117)	—	—
Investment income	195	160	318
Finance costs	(433)	(252)	(499)
Net finance costs	(238)	(92)	(181)
Adjusted net finance costs	(238)	(106)	(237)
Retirement benefits net financing income	25	27	54
Fair value gains and losses on derivative financial instruments	(25)	(13)	2
Profit before taxation	326	566	1,237
Taxation	(86)	(141)	(325)
Profit for the period	240	425	912
Attributable to:
Equity holders of the Company	233	421	905
Minority interests	7	4	7
Earnings per ordinary share attributable to equity holders of the Company
- Basic	34.6	p	62.4	p	134.3	p
- Diluted	34.5	p	62.1	p	133.7	p

All activities derive from continuing operations.

SECTION 7

CONSOLIDATED BALANCE SHEET

At 31 March 2008

	31 March 2008	31 March 2007	30 Sept 2007
	£m	£m	£m
Non-current assets
Intangible assets	19,008	3,908	4,950
Property, plant and equipment	1,805	580	640
Investments in associates	19	5	4
Retirement benefit assets	575	618	602
Trade and other receivables	54	20	7
Deferred tax assets	486	74	52
	21,947	5,205	6,255
Current assets
Inventories	3,095	1,080	998
Trade and other receivables	3,107	1,243	1,254
Current tax assets	111	13	50
Cash and cash equivalents	804	266	380
Derivative financial instruments	190	36	71
Assets held for sale	344	—	—
	7,651	2,638	2,753
Total assets	29,598	7,843	9,008
Current liabilities
Borrowings	(9,864)	(1,188)	(1,067)
Derivative financial instruments	(358)	(160)	(219)
Trade and other payables	(5,796)	(1,620)	(1,593)
Finance lease liabilities	(2)	—	—
Current tax liabilities	(450)	(251)	(267)
Provisions	(79)	(34)	(26)
Liabilities associated with assets held for sale	(126)	—	—
	(16,675)	(3,253)	(3,172)
Non-current liabilities
Borrowings	(7,878)	(3,168)	(4,053)
Trade and other payables	(58)	(4)	(5)
Finance lease liabilities	(29)	—	—
Deferred tax liabilities	(2,204)	(199)	(208)
Retirement benefit liabilities	(466)	(415)	(397)
Provisions	(407)	(33)	(32)
	(11,042)	(3,819)	(4,695)
Total liabilities	(27,717)	(7,072)	(7,867)
Net assets	1,881	771	1,141

Equity
Share capital	73	73	73
Share premium account	964	964	964
Retained earnings	(66)	(260)	58
Exchange translation reserve	439	(26)	23

Equity attributable to equity holders of the Company	1,410	751	1,118
Minority interests	471	20	23
Total equity	1,881	771	1,141

SECTION 8

CONSOLIDATED STATEMENT OF RECOGNISED INCOME AND EXPENSE

For the six months ended 31 March 2008

	6 months ended 31 March 2008	6 months ended 31 March 2007	Year ended 30 Sept 2007
	£m	£m	£m
Exchange movements	416	9	58
Net actuarial (losses)/gains on retirement benefits	(29)	209	202
Deferred tax relating to net actuarial (losses)/gains on retirement benefits	7	(54)	(59)
Current tax on other items taken directly to or transferred from equity	—	—	5
Net income recognised directly in equity	394	164	206
Profit for the period	240	425	912
Total recognised income and expense for the period	634	589	1,118
Attributable to:
Equity holders of the Company	625	585	1,111
Minority interests	9	4	7
Total recognised income and expense for the period	634	589	1,118

SECTION 9

CONSOLIDATED CASH FLOW STATEMENT

For the six months ended 31 March 2008

	6 months ended 31 March 2008	6 months ended 31 March 2007	Year ended 30 Sept 2007
	£m	£m	£m

Cash flows from operating activities	199	253	999
Cash flows from investing activities
Interest received	37	6	15
Purchase of property, plant and equipment	(93)	(44)	(128)
Proceeds from sale of property, plant and equipment	8	1	5
Purchase of intangible assets - trademarks	(5)	—	(5)
Purchase of intangible assets - software	(4)	(3)	(5)
Purchase of businesses - net of cash acquired	(8,854)	—	(966)
Proceeds from sale of businesses	8	—	—
Proceeds from sale of financial assets	10	—	—
Net cash used in investing activities	(8,893)	(40)	(1,084)
Cash flows from financing activities
Interest paid	(277)	(52)	(227)
Purchase of treasury shares	—	(105)	(105)
Proceeds from sale of shares held by Employee Share Ownership Trusts	1	1	7
Purchase of shares held by Employee Share Ownership Trusts	(23)	(25)	(55)
Increase in borrowings	12,738	1,586	2,324
Repayment of borrowings	(3,122)	(1,318)	(1,317)
Repayment of obligations under finance leases	(1)	—	—
Dividends paid to minority interests	(4)	(3)	(4)
Dividends paid to shareholders	(326)	(293)	(434)
Net cash generated by/(used in) financing activities	8,986	(209)	189
Net increase in cash and cash equivalents	292	4	104

Cash and cash equivalents at start of period	380	263	263
Effect of foreign exchange rates	132	(1)	13
Cash and cash equivalents at end of period	804	266	380

SECTION 10

ACCOUNTING POLICIES

Basis of preparation

The financial information comprises the unaudited results for the six months ended 31 March 2008 and 31 March 2007, together with the audited results for the year ended 30 September 2007.

The information shown for the year ended 30 September 2007 does not constitute statutory accounts within the meaning of section 240 of the Companies Act 1985, and is an abridged version of the Group’s published financial statements for that year which have been filed with the Registrar of Companies. The auditors’ report on those statements was unqualified and did not contain any statements under section 237(2) or (3) of the Companies Act 1985.

This condensed consolidated financial information for the six months ended 31 March 2008 has been prepared in accordance with the Disclosure and Transparency Rules of the Financial Services Authority and with IAS 34, “Interim Financial Reporting” as adopted by the European Union. The condensed consolidated financial statements for the six months ended 31 March 2008 should be read in conjunction with the annual financial statements for the year ended 30 September 2007 which have been prepared in accordance with International Financial Reporting Standards (IFRSs) as adopted by the European Union.

Other than for segmental reporting, which has been revised as described in note 1 to reflect the enlarged business following the acquisition of Altadis, the Group’s principal accounting policies used in preparing this information are as stated in the financial statements for the year ended 30 September 2007, which are available on our website www.imperial-tobacco.com.  Additionally the Group’s policies on accounting for joint ventures and finance leases, which prior to the acquisition of Altadis were not material to the Group’s financial statements, are published below and have been consistently applied.

Joint ventures

Joint ventures are those businesses which management and third parties jointly control. The financial statements of joint ventures are consolidated using the proportionate method, with the Group’s share of assets and liabilities recognised in the balance sheet classified according to their nature. In the same way, the Group’s share of income and expenses are presented in the consolidated income statement in accordance with their function.

If necessary, adjustments are made to the financial statements of these companies to unify their accounting policies with those used by the Group.

Finance leases

Assets acquired under finance leases are included within property, plant and equipment. They are initially valued at the lower of fair value and the present value of the minimum lease payments. The assets are depreciated over the shorter of the lease term and the useful life of the asset. The associated lease liabilities are recognised in the balance sheet, and the interest element of the leasing payments is charged to the income statement.

Use of adjusted measures

Management believes that reporting adjusted measures provides a better comparison of business performance and reflects the way in which the business is controlled.  Accordingly, adjusted measures of profit from operations, net finance costs, profit before tax, taxation and earnings per share exclude, where applicable, amortisation of acquired intangibles, restructuring costs, retirement benefits net financing income, fair value gains and losses on derivative financial instruments in respect of commercially effective hedges and one-off acquisition accounting adjustments and related taxation effects. Reconciliations between adjusted and reported profit from operations are included within note 1 to the interim statements, adjusted and reported net finance costs in note 2, adjusted and reported taxation in note 3, and adjusted and reported earnings per share in note 5. The adjusted measures in this report are not defined terms under IFRS and may not be comparable with similarly titled measures reported by other companies.

The principal adjustments made to reported profits are as follows:

Amortisation of acquired intangibles

Acquired intangibles are amortised over their estimated useful economic lives where these are considered to be finite.  Intangibles considered to have an indefinite life are not amortised.  We exclude the amortisation of acquired intangibles, other than software, and deferred tax relating to tax deductible amortisation from our adjusted earnings measures.

Restructuring costs

Significant one-off costs incurred in integrating acquired businesses and in major rationalisation initiatives together with their related tax effects are excluded from our adjusted earnings measures.

Fair value gains and losses on derivative financial instruments

IAS 39 requires that all derivative financial instruments are recognised on the balance sheet at fair value, and that changes in the fair value are recognised in the income statement unless the instrument qualifies for hedge accounting under IAS 39.

The Group hedges underlying exposures in an efficient, commercial and structured manner. However, the strict hedging requirements of IAS 39 lead to some commercially effective hedge positions not qualifying for hedge accounting. As a result, the Group has decided not to apply hedge accounting as permitted under IAS 39. We exclude fair value gains and losses on derivative financial instruments used to commercially hedge interest rate risk from adjusted net financing costs.  We also exclude fair value gains and losses on derivative financial instruments used to commercially hedge investments in foreign operations from adjusted profit from operations.

Retirement benefits net financing income

The expected return on plan assets and the interest on retirement benefit liabilities are included within net finance costs. Since these items do not impact cash flows and can be subject to significant volatility outside management’s control they have been eliminated from adjusted measures of net finance costs and earnings per share together with their related tax effects.

Acquisition accounting adjustments

There are a number of acquisition accounting adjustments required under IFRS which affect reported profit from operations. The most significant of these are one-off adjustments related to the adjustment to fair value of stocks held in the acquired company at the date of acquisition, and the elimination of intercompany sales.

Prior to the acquisition of Altadis, Imperial Tobacco sold products to Altadis, principally to logistics business for distribution in France, Spain, Italy and Portugal, and recognised profit at the time of sale to Altadis. Following the acquisition the enlarged Group recognises these profits when the products are sold out of the enlarged Group, so there is an initial post-acquisition period during which no profit is recognised. These one-off effects have no impact on the performance of the business or on cash flow. Consequently we exclude these adjustments and their related tax effects from our adjusted earnings measures.

Other non-GAAP measures used by management

Net revenue

Net revenue comprises the Tobacco segment revenue less duty and similar items. Management considers this an important measure in assessing the profitability of Tobacco operations.

Distribution fees

Distribution fees comprises the Logistics segment revenue excluding the cost of distributed products. Management considers this an important measure in assessing the profitability of Logistics operations.

Adjusted net debt

Management monitors the Group’s borrowing levels using adjusted net debt which excludes interest accruals, the fair value of interest rate derivative financial instruments and finance lease liabilities.

New accounting standards

The following accounting standards and interpretations became effective for the current reporting period:

IFRS 7 - Financial Instruments: Disclosures

IFRIC 11 IFRS 2 - Group and Treasury Share Transactions

IAS 34 - Interim Financial Reporting

Application of these standards and interpretations has not had a material effect on the net assets or results of the Group.

The following standards and interpretations were issued but application was not mandatory for the period:

IFRIC 12 - Service Concession Arrangements

IFRIC 13 - Customer Loyalty Programmes

IFRIC 14  IAS 19 - The Limit on a Defined Benefit Asset, Minimum Funding Requirements and their Interaction

The Directors anticipate that the adoption of these standards and interpretations will have no material impact on the net assets or results of the Group.

SECTION 11

Notes to the interim statements

1.  Segmental information

Prior to the acquisition of Altadis in January 2008 (see note 6) the Group undertook a single principal activity, being the manufacture, marketing and sales of tobacco and tobacco-related products. Consequently the geographically based management structure was used as the basis for primary reporting segments. Following the acquisition of Altadis the enlarged Group has two main business activities - Tobacco and Logistics - which have been used as the basis of the primary segment reporting below. The Tobacco segment comprises the manufacturing, marketing and sale of tobacco and tobacco-related products, including the sales to (but not by) the Logistics segment.  The Logistics segment comprises the distribution of tobacco products for Altadis, Imperial Tobacco and other tobacco product manufacturers, as well as a wide range of non-tobacco products and services.  Central costs are allocated to the Tobacco and Logistics segments based on management’s assessment of the level of support provided to each business segment.

6 months ended 31 March 2008

	Revenue	Profit from operations
	£m	£m

Tobacco	6,920	623
Logistics	1,357	13
Eliminations	(221)	(72)
	8,056	564

6 months ended 31 March 2007

	Revenue	Profit from operations
	£m	£m

Tobacco	5,851	658
Logistics	n/a	n/a
Eliminations	n/a	n/a
	5,851	658

Year ended 30 September 2007

	Revenue	Profit from operations
	£m	£m

Tobacco	12,344	1,418
Logistics	n/a	n/a
Eliminations	n/a	n/a
	12,344	1,418

Segmental reconciliation from profit from operations to adjusted profit from operations

6 months ended 31 March 2008

	Profit from operations	Amortisation of acquired intangibles*	Fair value changes on derivative financial instruments	Acquisition accounting adjustments	Adjusted profit from operations*
	£m	£m	£m	£m	£m

Tobacco	623	75	141	48	887
Logistics	13	21	—	—	34
Eliminations	(72)	—	—	69	(3)
	564	96	141	117	918

6 months ended 31 March 2007

	Profit from operations	Amortisation of acquired intangibles*	Fair value changes on derivative financial instruments	Acquisition accounting adjustments	Adjusted profit from operations*
	£m	£m	£m	£m	£m

Tobacco	658	n/a	5	n/a	663

Year ended 30 September 2007

	Profit from operations	Amortisation of acquired intangibles*	Fair value changes on derivative financial instruments	Acquisition accounting adjustments	Adjusted profit from operations*
	£m	£m	£m	£m	£m

Tobacco	1,418	23	34	n/a	1,475

*Amortisation of acquired intangibles for the year ended 30 September 2007 relates mainly to Commonwealth Brands’ trademarks acquired in 2007 and trademarks acquired in Australia and New Zealand in 1999. Adjusted profit from operations has not been restated for the six months ended 31 March 2007 as the amortisation effect was not significant in that period. Amortisation of acquired intangibles for the six months ended 31 March 2008 also includes amortisation for Altadis’ intangibles acquired in January 2008, which is based on provisional fair values which will be finalised by the end of this financial year.

2.  Net finance costs

	6 months ended 31 March 2008	6 months ended 31 March 2007	Year ended 30 Sept 2007
	£m	£m	£m

Interest on bank deposits	(25)	(6)	(14)
Expected return on retirement benefit assets	(112)	(102)	(203)
Fair value gains on derivative financial instruments	(58)	(52)	(101)
Investment income	(195)	(160)	(318)
Interest on bank and other loans	263	112	251
Interest on retirement benefit liabilities	87	75	149
Fair value losses on derivative financial instruments	83	65	99
Finance costs	433	252	499
Net finance costs	238	92	181

Reconciliation from net finance costs to adjusted net finance costs

	6 months ended 31 March 2008	6 months ended 31 March 2007	Year ended 30 Sept 2007
	£m	£m	£m

Reported net finance costs	238	92	181
Expected return on retirement benefit assets	112	102	203
Interest on retirement benefit liabilities	(87)	(75)	(149)
Fair value gains on derivative financial instruments	58	52	101
Fair value losses on derivative financial instruments	(83)	(65)	(99)
Adjusted net finance costs	238	106	237

3.  Taxation

Reported Taxation

Reported taxation for the six months ended 31 March 2008 has been calculated on the basis of an estimated effective tax rate for the year ended 30 September 2008.

	6 months ended 31 March 2008	6 months ended 31 March 2007	Year ended 30 Sept 2007
	£m	£m	£m

Total tax charge	86	141	325

Adjusted Taxation

Adjusted taxation for the six months ended 31 March 2008 has been calculated on the basis of an estimated adjusted effective tax rate of 26.5% for the year ended 30 September 2008.  This compares with an adjusted effective tax rate of 25.0% for the year ending 30 September 2007.

The table below shows adjustments made in order to arrive at the adjusted measure of earnings disclosed in note 5.

	6 months ended 31 March 2008	6 months ended 31 March 2007	Year ended 30 Sept 2007
	£m	£m	£m

Reported taxation	86	141	325
Deferred tax on amortisation of acquired intangibles	16	n/a	(10)
Tax on retirement benefits net financing income	(7)	(7)	(15)
Tax on fair value gains and losses on derivative financial instruments	48	5	10
Tax on acquisition accounting adjustments	37	n/a	n/a
Adjusted tax charge	180	139	310

4.  Dividends

Amounts recognised as distributions to ordinary equity holders in the period:

	6 months ended 31 March 2008	6 months ended 31 March 2007	Year ended 30 Sept 2007
	£m	£m	£m
Final dividend for the year ended 30 Sept 2007 of 48.5p per share (2006: 43.5p)	326	293	293
Interim dividend for the year ended 30 Sept 2007 of 21.0p per share	—	—	141
	326	293	434

The Directors have declared an interim dividend for 2008 of 24.0p per share. This amounts to £161m based on the number of shares ranking for dividend at 31 March 2008.

5.  Earnings per share attributable to equity holders of the Company

Basic earnings per share is based on the profit for the period attributable to the equity holders of the Company and the weighted average number of ordinary shares in issue during the period excluding shares held to satisfy the Group’s employee share schemes and shares purchased by the Company and held as treasury shares.  Diluted earnings per share have been calculated by taking into account the weighted average number of shares that would be issued if rights held under the employee share schemes were exercised.  No instruments have been excluded from the calculation on the grounds that they are anti-dilutive.

	6 months ended 31 March 2008	6 months ended 31 March 2007	Year ended 30 Sept 2007
	£m	£m	£m

Earnings: basic and diluted	233	421	905

	Numbers in millions		Numbers in millions		Numbers in millions
Weighted average number of shares:
Shares for basic earnings per share	672.9		674.6		673.8
Potentially dilutive share options	2.6		3.1		2.9
Shares for diluted earnings per share	675.5		677.7		676.7

Basic earnings per share	34.6	p	62.4	p	134.3	p
Diluted earnings per share	34.5	p	62.1	p	133.7	p

A reconciliation from reported earnings per share to adjusted earnings per share, and the earnings figures (net of tax) used in calculating them is as follows:

	6 months ended 31 March 2008		6 months ended 31 March 2008 Earnings	6 months ended 31 March 2007		6 months ended 31 March 2007 Earnings	Year ended 30 Sept 2007		Year ended 30 Sept 2007 Earnings
	EPS		£m	EPS		£m	EPS		£m

Reported basic	34.6	p	233	62.4	p	421	134.3	p	905
Amortisation of acquired intangibles	11.9	p	80	n/a		n/a	4.9	p	33
Retirement benefits net financing income	(2.7	)p	(18)	(3.0	)p	(20)	(5.8	)p	(39)
Fair value gains and losses on derivative financial instruments	17.5	p	118	2.0p		13	3.3	p	22
Acquisition accounting adjustments	11.9	p	80	n/a		n/a	n/a		n/a
Adjustments above attributable to minority interests	(0.8	)p	(6)	n/a		n/a	n/a		n/a
Adjusted	72.4	p	487	61.4	p	414	136.7	p	921
Adjusted diluted	72.1	p	487	61.1	p	414	136.1	p	921

6.  Acquisitions

2008

On 25 January 2008 the Spanish Securities Exchange Commission, the Comision Nacional del Mercado de Valores (‘CNMV’), announced that acceptances representing 95.81% of Altadis, S.A.’s share capital had been received and ITG’s offer to purchase Altadis had become unconditional.  The Group exercised the squeeze-out provision available under Spanish law on 25 January 2008 to compulsorily purchase the remaining shares at the offer price of euro 50 per share. The squeeze-out was completed on 21 February 2008.  As a consequence the acquisition has been fully consolidated from 25 January 2008.

In the period from 25 January 2008 to 31 March 2008, the acquired business contributed revenue of £1,672 million and loss from operations of £25 million after charging £76 million for amortisation of acquired intangibles and after one-off charges of £89 million in relation to stock revalued to fair value at acquisition and sold during the period. If the acquisition had occurred on 1 October 2007, Group revenue would have been £11,130 million and Group profit from operations for the half year would have amounted to £600 million, these amounts having been estimated by including Altadis’ results for the four months prior to acquisition adjusted to reflect the Group’s accounting policies and changes in depreciation and amortisation due to fair value adjustments.

Details of Altadis’ net assets acquired are as follows:

	Book Value	Provisional fair value adjustments	Provisional fair value under IFRS
	£m	£m	£m

Intangibles	473	4,555	5,028
Property, plant and equipment	621	394	1,015
Investments in associates	13	—	13
Inventories	1,378	84	1,462
Trade and other receivables	2,046	—	2,046
Current and deferred tax assets	405	—	405
Derivative financial instruments	28	(6)	22
Cash	593	—	593
Borrowings	(1,880)	40	(1,840)
Trade and other payables	(4,328)	—	(4,328)
Current and deferred tax liabilities	(253)	(1,739)	(1,992)
Retirement benefit liabilities	(37)	—	(37)
Provisions	(321)	(116)	(437)
Investment in Aldeasa	50	152	202
Net assets acquired	(1,212)	3,364	2,152
Minority interests	(183)	(230)	(413)
Goodwill			7,657
Total consideration			9,396

The provisional fair value adjustments represent management’s current best estimates of the adjustments required to restate Altadis’ assets from book value to fair value at acquisition. The principal provisional fair value adjustments are in respect of cigarette and cigar trademarks and logistic customer relationships. The goodwill of £7,657 million arising on the acquisition of Altadis represents a strategic premium to acquire Altadis’s leading positions in the western European logistics market and the synergies expected to be realised following acquisition.

Consideration for Altadis satisfied by:

£m
Cash	9,358
Direct costs related to the acquisition	38
Total consideration	9,396

The purchase price for Altadis on a debt free basis is as follows:

£m
Total consideration	9,396

Borrowings at acquisition	1,840
Cash	(593)
Total Purchase Price	10,643

Cash flows relating to acquisitions were as follows:

£m
Altadis
Total consideration	9,396
Exchange rate movements between completion and settlement of the acquisition	33
Fees paid by Altadis	18
Cash acquired	(593)
Acquisition cash flows reflected in investing activities in consolidated cash flow statement	8,854

2007

On 2 April 2007, the Group acquired from Houchens Industries Inc 100% of the share capital of CBHC Inc, which trades as Commonwealth Brands and manufactures and sells quality discount cigarettes across the United States. The acquired business contributed revenue of £252 million and profit from operations of £35 million after charging £17 million for amortisation of acquired intangibles in the period from 2 April 2007 to 30 September 2007. If the acquisition had occurred on 1 October 2006, Group revenue would have been £12,561 million and Group profit from operations for the year would have amounted to £1,446 million, these amounts having been estimated by including Commonwealth Brands’ results for the six months prior to acquisition adjusted to reflect the Group’s accounting policies and changes in depreciation and amortisation due to fair value adjustments.

During the year the Group also acquired interests in a number of small businesses including in January 2007 a controlling interest in Tremaco, a tobacco and tobacco-related products distribution business based in Estonia. The aggregate consideration for these acquisitions amounted to £1 million. Full IFRS disclosures have not been provided for these small acquisitions as they are not considered to be significant to the Group as a whole.

Details of Commonwealth Brands’ net assets acquired are as follows:

	Book value	Fair value adjustments	Fair value under IFRS
	£m	£m	£m
Intangibles	163	507	670
Property, plant and equipment	14	(4)	10
Inventories	37	—	37
Trade and other receivables	6	—	6
Unrestricted cash	29	—	29
Restricted cash	123	—	123
Trade and other payables	(177)	(4)	(181)
Dividend payable to Houchens by Commonwealth Brands	(194)	—	(194)
Borrowings	(279)	—	(279)
Net assets acquired	(278)	499	221
Goodwill			305
Total consideration			526

The fair value adjustment in respect of intangibles relates to Commonwealth Brands’ cigarette brands, principally USA Gold and Sonoma, which have been independently valued using the income method. The intangibles are being amortised over their estimated useful lives of 20 years. Goodwill represents a strategic premium to immediately establish critical mass in the US market and acquire assembled sales, manufacturing and distribution workforces.

Consideration for Commonwealth Brands satisfied by:

£m
Cash	516
Direct costs related to the acquisition	10
Total consideration	526

The purchase price for Commonwealth Brands on a debt free basis is as follows:

£m
Total consideration	526
Dividend payable to Houchens by Commonwealth Brands	194
Borrowings at acquisition	279
Unrestricted cash	(29)
Total Purchase Price	970

Cash flows relating to acquisitions were as follows:

£ m
Commonwealth Brands
Total consideration	526
Dividend payable to Houchens at acquisition	194
Borrowings repaid at acquisition	279
Unrestricted cash acquired	(29)
970
Other businesses acquired	1
Total cash flows arising due to acquisitions	971
Direct costs related to Commonwealth Brands Acquisition not paid at the balance sheet date	(5)
Acquisition cash flows reflected in investing activities in consolidated cash flow statement	966

7.  Changes in Equity

	Share capital	Share premium	Retained earnings	Exchange translation reserve	Equity attributable to equity holders of the Company
	£m	£m	£m	£m	£m
As at 1 October 2006	73	964	(423)	(35)	579
Profit for the period attributable to equity holders of the Company	—	—	421	—	421
Actuarial gains on retirement benefits	—	—	209	—	209
Deferred tax relating to net actuarial gains on retirement benefits	—	—	(54)	—	(54)
Proceeds from sale of shares held by Employee Share Ownership Trusts	—	—	1	—	1
Purchase of shares held by Employee Share Ownership Trusts	—	—	(25)	—	(25)
Costs of employees’ services compensated by share schemes	—	—	9	—	9
Increase in own shares held as treasury shares	—	—	(105)	—	(105)
Dividends paid	—	—	(293)	—	(293)
Exchange movements	—	—	—	9	9
As at 31 March 2007	73	964	(260)	(26)	751
Profit for the period attributable to equity holders of the Company	—	—	484	—	484
Actuarial losses on Retirement benefits	—	—	(7)	—	(7)
Deferred tax relating to net actuarial gains/losses on retirement benefits	—	—	(5)	—	(5)
Current tax on other items taken directly to or transferred from equity	—	—	5	—	5
Proceeds from sale of shares held by Employee Share Ownership Trusts	—	—	6	—	6
Purchase of shares held by Employee Share Ownership Trusts	—	—	(30)	—	(30)
Costs of employees’ services compensated by share schemes	—	—	6	—	6
Dividends Paid	—	—	(141)	—	(141)
Exchange Movements	—	—	—	49	49
As at 30 September 2007	73	964	58	23	1,118
Profit for the period attributable to equity holders of the Company	—	—	233	—	233
Actuarial losses on retirement benefits	—	—	(29)	—	(29)
Deferred tax relating to net actuarial losses on retirement benefits	—	—	7	—	7
Proceeds from sale of shares held by Employee Share Ownership Trusts	—	—	1	—	1
Purchases of shares held by Employee Share Ownership Trusts	—	—	(23)	—	(23)
Costs of employees’ services compensated by share schemes	—	—	8	—	8
Dividends paid	—	—	(326)	—	(326)
Exchange Movements	—	—	5	416	421
As at 31 March 2008	73	964	(66)	439	1,410

Cumulative goodwill of £2,410 million relating to acquisitions prior to 1998 was written off directly to reserves in line with the requirements of the accounting standards that were in force at the time.

8.  Cash flows from operating activities

	6 months ended 31 March 2008	6 months ended 31 March 2007	Year ended 30 Sept 2007
	£m	£m	£m

Profit for the period	240	425	912
Adjustments for:
Taxation	86	141	325
Investment income	(195)	(160)	(318)
Finance costs	433	252	499
Depreciation, amortisation and impairment	153	48	115
Profit on disposal of property, plant and equipment	—	—	(2)
Net retirement benefits	(1)	(8)	4
Cost of employees’ services compensated by share schemes	8	12	15
Net losses on fair value of derivative financial instruments	141	—	—
Movement in provisions	(13)	(28)	(37)
Operating cash flows before movements in working capital	852	682	1,513
Increase in inventories	(254)	(283)	(141)
Decrease/(increase) in trade and other receivables	15	(186)	(149)
(Decrease)/increase in trade and other payables	(328)	191	96
Movement in working capital	(567)	(278)	(194)
Taxation paid	(86)	(151)	(320)
Net cash flows from operating activities	199	253	999

9.  Analysis of net debt

The movements in cash and cash equivalents, borrowings, derivative financial instruments and finance lease liabilities in the period were as follows:

	Cash and cash equivalents	Current borrowings	Non- current borrowings	Derivative financial instruments	Finance lease liabilities	Total
	£m	£m	£m	£m	£m	£m

As at 1 Oct 2007	380	(1,067)	(4,053)	(148)	—	(4,888)
Cash flow	292	(7,110)	(2,506)	—	1	(9,323)
Acquisitions	—	(903)	(904)	9	(30)	(1,828)
Accretion of interest	—	(18)	35	—	—	17
Change in fair values	—	—	—	(31)	—	(31)
Exchange movements	132	(766)	(450)	2	(2)	(1,084)
As at 31 March 2008	804	(9,864)	(7,878)	(168)	(31)	(17,137)

The significant increase in borrowings during the period was principally to finance the acquisition of Altadis and to refinance existing indebtedness.

In July 2007 the Group entered into the Senior Bank Debt Facility Agreement in connection with the acquisition of Altadis and to retire existing indebtedness of the Group under a revolving credit facility dated 10 February 2005 (as amended from time to time) and an acquisition financing facility dated 8 February 2007 (as amended from time to time) in connection with the acquisition of Commonwealth Brands. The facilities under the Senior Bank Debt Facility Agreement comprise, among other things: committed term loan facilities denominated in euros; a committed revolving credit facility available in three tranches, one in US dollars, one in pounds sterling and one multicurrency tranche; a euro 500 million committed swingline facility available in euros, US dollars and pounds sterling; and a £600 million uncommitted facility. £7,404 million were drawn under these facilities during the period, and existing facilities of £2,977 million were repaid.

The rate of interest for the majority of the facilities under the Senior Bank Debt Facility Agreement is EURIBOR or LIBOR (as appropriate) plus a margin plus any mandatory costs payable.

As the proceeds of the Rights Issue (see note 12) were not available on completion of the acquisition of Altadis, and in order to satisfy the requirements of the bank guarantees issued in respect of the total consideration payable for the acquisition, a facility of euro 7,989 million was provided under the Equity Bridge Facility Agreement, which was entered into on 18 July 2007 to cover the funding requirements pending completion of the Rights Issue and was fully drawn on 30 January 2008.

The rate of interest under the Equity Bridge Facility Agreement is EURIBOR plus a margin plus any mandatory costs payable.

Adjusted net debt

Management monitors the Group’s borrowing levels using adjusted net debt which excludes interest accruals, the fair value of interest rate derivative financial instruments and finance lease liabilities.

	31 March 2008	31 March 2007	30 Sept 2007
	£m	£m	£m

Reported net debt	(17,137)	(4,214)	(4,888)
Accrued interest	88	98	88
Fair value of interest rate derivatives	32	31	15
Finance lease liabilities	31	n/a	n/a
Adjusted net debt	(16,986)	(4,085)	(4,785)

10.  Retirement benefits

Actuarial valuations of the Group’s retirement benefit plans are updated annually as at 30 September. An interim update is carried out at 31 March for the main plans. As part of this interim update, the plan assets are revalued based on market data at the period end and the scheme liabilities are recalculated to reflect key changes in membership data and revised actuarial assumptions.

Following completion in December 2007 of the triennial valuation of the Imperial Tobacco Pension Fund (the main UK Group scheme), the level of employer’s contributions to this scheme has been reduced from £10 million in the financial year ended 30 September 2007 to £nil. The level of contribution will be reviewed again at the next triennial valuation in 2010.

11.  Capital expenditure and commitments

In the six months ended 31 March 2008 capital expenditure on property, plant and equipment and intangible assets other than through the acquisition of Altadis was £102 million (2007: £47 million).  Property, plant and equipment and intangible assets with a net book value of £3 million (2007: £3 million) were disposed of during the period.  Profit on disposal was  £nil million (2007: £2 million).  Commitments for capital expenditure contracted for, but not provided, at 31 March 2008 were £52 million (2007: £16 million).

12.   Post balance sheet events

On 7 April 2008 the European Commission approved the disposal, announced on 10 March 2008, of the Group’s 49.95% shareholding in Aldeasa,S.A., a Spanish-based airport duty free retailer operated as a joint venture between Altadis and Autogrill S.A. since 2005, to Autogrill for a cash consideration of euro 275 million.  The transaction was completed on 14 April 2008. The Group’s share of Aldeasa’s assets and liabilities has been classified in the Group consolidated balance sheet as held for sale at 25 January 2008, the date of the Group’s acquisition of Altadis, and fair valued at that date at euro 275 million (£202 million).

On 16 April 2008 the CNMV, the Spanish Securities and Exchange Commission, approved the unconditional mandatory cash offer for the shares in Compania de Distribucion Integral Logista, S.A. which are not already owned by the Group.  The Offer, which was announced on 25 January 2008, was made by Altadis at a price of euro 52.50 per Logista share.  The result of the Group’s mandatory cash offer for Logista was published on 8 May 2008. Valid acceptances were received in respect of 37.30% of Logista’s total issued share capital. Following the offer, Altadis will own 96.92% of Logista’s total issued share capital. The settlement of the offer consideration for the Logista shares took place on 13 May 2008.  The Group, through Altadis, will compulsorily acquire all of the Logista shares not currently held by Altadis for consideration of euro 52.50 per Logista share, subject to any potential price adjustment described in the Offer prospectus.  The trade date will be 9 June 2008, with settlement on 12 June 2008.  Altadis shall request of the CNMV that the last trading date for the Logista shares shall be 2 June 2008 and that trading of the shares remains suspended until the effective de-listing of the shares.  The Logista shares will be de-listed from the Stock Exchanges of Madrid, Barcelona, Bilbao and Valencia following completion of the squeeze-out process.

On 23 April 2008 the Group announced that it has agreed, subject to European Commission approval, to divest a number of fine cut and pipe tobacco brands to Philip Morris International for consideration of euro 254 million.  The divestment of a small number of brands in certain European markets was a condition of the European Commission’s approval of the Group’s acquisition of Altadis.

On 25 April 2008 the Office of Fair Trading (OFT) announced that it had issued a Statement of Objections (SO) to certain tobacco manufacturers and retailers, including Imperial Tobacco Limited, in respect of an ongoing investigation into the retail pricing of tobacco products in the UK, as consistently reported in our Annual Reports from 2003 to 2007. In the SO, the OFT explains for the first time the details it considers are relevant to the alleged infringement of competition law. We are reviewing the SO in detail and will provide our response to the OFT in due course.

On 20 May 2008 the Group announced a 1 for 2 rights issue to raise £4.9 billion (net of expenses) to part finance the Altadis acquisition.  The subscription price of 1475 pence per share represents a 33.6 per cent discount to the theoretical ex-rights price after adjusting for the interim dividend, for which the new shares will not be eligible.  It also represents a 43.1 per cent discount to the closing share price on 19 May 2008 of 2618 pence per share which has also been adjusted for the interim dividend declared today.  The Rights Issue is fully underwritten and is scheduled to close on 11 June 2008.

SECTION 12

FINANCIAL CALENDAR

Ex-dividend date for interim dividend	4 June 2008
Interim dividend record date	6 June 2008
Interim dividend payable	8 August 2008